SEC 06003053 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gargoyle Strategic Investments L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Ave.
(No. and Street)

Englewood (City) N.J. (State) 07631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Goodgal 201-227-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hy Allen & Co., CPA's
(Name – *if individual, state last, first, middle name*)

399 Knollwood Road, Ste. 107, White Plains, NY 10603
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2006
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Charles Goodgal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gargoyle Strategic Investments L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

FINANCIAL STATEMENTS
December 31, 2005

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS of
GARGOYLE STRATEGIC INVESTMENTS L.L.C.

We have audited the statements of financial condition of Gargoyle Strategic Investments L.L.C. as of December 31, 2005, 2004, 2003 and 2002 and the related statements of operations and changes in partners' capital for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of net assets.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of Gargoyle Strategic Investments L.L.C. as of December 31, 2005, 2004, 2003 and 2002, and the results of its operations and changes in its net asset values for the years then ended in conformity with accounting principles generally accepted in the United States.

Hy Allen + Co CPA's

HY ALLEN & CO., CPA'S

White Plains, New York
March 6, 2006

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31st

	2005	2004	2003	2002
ASSETS				
Current Assets:				
Cash	$ 76,426	$ 10,280	$ 59,044	$ 239,346
Due From (To) Broker	136,670,625	318,369,707	293,498,702	316,742,492
Net Long (Short) Position	(84,070,846)	(264,860,048)	(251,160,996)	(274,249,507)
Net liquidity of brokerage account	52,599,779	53,509,659	42,337,706	42,492,985
Dividends receivable	340,495	264,706	239,031	86,427
Interest receivable	2,098,177	714,485	262,701	294,476
Myrtle Trading	0	22,293	66,074	0
Distrbutions receivable-Argyle	11,766	0	0	0
Due from related entity	0	0	0	61,931
Investment in partnerships	3,903	3,903	0	27,175
Due from Gargoyle Int'l Mgmt	0	55,820	52,819	0
Due from Gargoyle Int'l Holdings	99,305	43,436	17,382	0
Prepaid expense	0	0	14,608	0
Miscellaneous receivable	91,415	25,463	14,842	0
Total current assets	55,321,266	54,650,045	43,064,207	43,202,340
Fixed Assets:				
Equipment	444,345	328,657	196,568	151,269
Less: Accumulated depreciation	(171,533)	(106,741)	(72,747)	(53,251)
Leasehold Improvements	33,150	33,150	0	0
Less: Accumulated amortization	(5,210)	(4,360)	0	0
Total fixed assets	300,752	250,706	123,821	98,018
Other Assets				
Investment Pax JBO	52,284	52,284	52,284	52,284
Rent security	6,024	6,024	12,049	12,049
Total other assets	58,308	58,308	64,333	64,333
TOTAL ASSETS	$ 55,680,326	$ 54,959,059	$ 43,252,361	$ 43,364,691
LIABILITIES AND PARTNERS' CAPITAL				
LIABILITIES:				
Accounts payable	$ 8,185	$ 7,929	$ 2,192	$ 0
Accrued expenses	1,265,024	950,411	918,401	596,298
Dividend payable	639,740	333,390	273,590	285,020
Interest payable	1,869,177	690,504	220,724	110,316
Demand note	47,303	45,660	45,660	43,818
Contributions payable	28,727	0	0	0
Capital withdrawal payable	0	0	395,000	0
Total current liabilities	3,858,156	2,027,894	1,855,567	1,035,452
Loans payable	8,000,000	11,000,000	11,000,000	20,000,000
TOTAL LIABILITIES	11,858,156	13,027,894	12,855,567	21,035,452
MEMBERS' CAPITAL	43,822,170	41,931,165	30,396,794	22,329,239
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 55,680,326	$ 54,959,059	$ 43,252,361	$ 43,364,691

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF OPERATIONS
Years Ended December 31st

	2005	2004	2003	2002
INCOME:				
Trading profits	$ 24,850,464	$ 27,065,224	$ 18,684,404	$ 12,923,892
Interests	2,773,098	314,678	28,096	341,357
WTC Grant	0	0	0	252,436
Dividends	3,553,604	2,737,975	1,226	2,358
Argyle Investment	(75,960)			
Total income	31,101,206	30,117,877	18,713,726	13,520,043
OPERATING EXPENSES:				
Clearance charges	7,275,681	5,524,667	3,500,124	4,512,673
Brokers' Fee	6,344,106	4,359,740	3,669,725	4,487,202
Payroll	1,132,636	1,361,251	1,133,262	1,101,361
Information services	168,825	225,275	254,502	231,153
Seat leases	25,210	22,120	56,820	201,851
Office	151,416	128,992	106,387	127,966
Payroll related taxes	85,252	80,740	59,463	104,676
Dividends	3,962,949	3,790,983	0	104,235
Employee benefits	161,610	101,353	86,093	164,790
Stock exchange & order expense	74,294	101,620	112,223	103,367
Professional Fees	59,585	41,582	30,051	51,150
Guaranteed payments	98,039	26,529	31,925	61,761
Depreciation & amortization	65,642	0	0	0
Misc. expense & receipts	40,325	6,609	82,161	(20,038)
Total expenses	19,645,570	15,771,461	9,122,736	11,232,147
NET INCOME (LOSS)	$ 11,455,636	$ 15,329,745	$ 9,590,990	$ 2,287,896

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
Years Ended December 31st

	2005	2004	2003	2002
OPENING CAPITAL	$ 41,931,165	$ 30,396,794	$ 22,329,239	$ 21,469,237
Capital contributed	84,169	2,399,088	10,000	1,000,000
Capital redemption	(9,648,800)	(5,211,133)	(1,533,435)	(2,427,894)
Net income (loss)	11,455,636	14,346,416	9,590,990	2,287,896
ENDING CAPITAL	$ 43,822,170	$ 41,931,165	$ 30,396,794	$ 22,329,239

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
COMPARATIVE STATEMENTS OF CASH FLOWS
For the Years Ended December 31st

	2005	2004	2003
Cash flows from operating activities:			
Net Income	$ 11,455,636	$ 14,346,416	$ 9,590,990
Changes in operating assets and liabilities:			
Expenses not requiring use of cash-Depreciation	65,642	38,354	19,496
Decrease (Increase) in securities owned at market	909,880	(11,171,953)	155,279
Decrease(Increase)in receivables	(1,537,248)	(488,080)	(197,448)
Decrease (Increase) in Investment Partners	(22,293)	10,823	0
Decrease (Increase) in Prepaid Expense	0	14,608	0
Increase (Decrease) in Capital With Payable	28,727	(395,000)	0
Increase (Decrease) in accrued expenses	314,613	32,010	820,115
(Increase) in fixed assets	(115,688)	(165,239)	(45,299)
(Increase) Decrease in Security Deposit	0	6,025	0
Increase (Decrease) in Accounts Payable	1,485,279	535,316	0
Increase (Decrease) in Demand Note	1,643	0	0
Total adjustments	1,130,555	(11,583,136)	752,143
Net cash used by operating activities	12,586,191	2,763,280	10,343,133
Cash flows from financing activities:			
Capital contributions	84,169	2,399,089	10,000
Capital withdrawals	(9,648,800)	(5,211,133)	(1,533,435)
Sub-loan payments	(3,000,000)	0	(9,000,000)
Net cash provided by financing activities	(12,564,631)	(2,812,044)	(10,503,939)
Net (decrease) increase in cash	21,560	(48,764)	(160,806)
Cash at beginning of year	10,280	59,044	239,346
Cash at end of year	$ 31,840	$ 10,280	$ 59,044

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NET CAPITAL COMPUTATION REPORT
DECEMBER 31, 2005

	BALANCES		VALUATIONS	
	DEBIT	CREDIT	DEBIT	CREDIT
Partnership Capital - 12/31/05				
Net of withdrawals and contributions		32,330,801		
Position - End of month and year		84,070,846	84,070,846	
Other accounts not allowable:				
JBO	52,284			
Receivables non-customers	115,634			
Other - Receivables affiliated entities	308,551			
Subordinate loan after current year redemption of $3,000,000		8,000,000		
Income - Year Ended December 31, 2005		11,490,303		
Totals	476,469	135,891,950	84,070,846	0
	84,070,846	0		
Totals	84,547,315	135,891,950		
		84,547,315		
Equity Before Haircut		51,344,636		
Less: Haircut Requirements		(46,059,305)		
Net Capital		5,285,331		

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **General Description of the Company**

Gargoyle Strategic Investments L.L.C. ("Company") is a New Jersey limited liability company that operates as an investment vehicle. Although the Company is authorized to trade a substantially unrestricted range of instruments, the Company focuses its trading on publicly-traded put and call options on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The Managing Member has declined to present this schedule since it feels that the information is proprietary.

B. **Method of Reporting**

The Company's financial statements are presented in accordance with generally accepted accounting principles. All securities are reported on a trade date basis rather than settlement date. In this manner, the Company is recording the obligation and asset at the point it occurs rather than at settlement date.

C. **Brokerage Expenses**

The Company will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Company are kept in the custody of U.S. brokerage firms and banks selected by the Managing Member. The Managing Member is under no obligation to deal with any particular broker or group of brokers, and trade orders by the Company may be placed with a number of brokers and dealers. The Managing Member may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The Managing Member will be responsible for placing the Company's brokerage business and selecting broker/dealers. The Managing Member may consider all relevant factors including, but not limited to, the quality and timeliness of its transaction reporting, the execution capabilities required by the transactions and the importance of speed, efficiency or confidentiality.

D. **Income Taxes**

The Company prepares calendar year U.S. and state information tax returns and reports to the investors their allocable shares of the Company's income, expenses and trading gains or losses.

E. **Custody Concentrations**

Broker balances consist principally of brokerage accounts with Pax, Division of Merrill Lynch Professional Clearing Corp. (Pax).

The Company owns $50,000.00 of preferred stock with Pax. This allows the company to receive a preferential rate on all security transactions.

F. **Subordinated Debt**

The Company has various subordinated loans with Pax with various maturity dates. These funds are not restricted and the money may be used by the Company for any investment purpose.

Note 2. THE MANAGING MEMBER

For the period January 1, 2002 through June 30, 2002, the Managing Members of the Company were Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. Effective July 1, 2002, the Company's Managing Member is Gargoyle International Management L.P., (the "Managing Member"). The Managing Member is a New Jersey limited partnership, the general partner of which is Gargoyle Services L.L.C., a New Jersey limited liability company. The sole members of Gargoyle Services L.L.C. are Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. The Managing Member has complete responsibility and authority for all aspects of the Company's business and authority for all aspects of the Company's business and operations, and has full discretionary investment management authority of the Company.

Note 3. MEMBERS OF THE FIRM

For the period ending December 31, 2005, the firm consisted of the Managing Members – Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. In addition, there are members of the firm that are not deemed to be Managing Members. They are Gregory Rosoff, John Godinger and Michael Acampora.

Note 4. INCENTIVE ALLOCATION

The Managing Members' Capital Account in the Company were, in the aggregate, specifically allocated an amount (the "Incentive Allocation") equal to seventy percent (70%) of New Trading Profits (as defined) experienced on the Net Assets in each Member's Capital Account during the period January 1, 2002 through June 30, 2002.

Effective July 1, 2002, the Company's Investing Members exchanged their limited liability company interests in the Company for limited partnership interests in Gargoyle International Holdings L.P., a New Jersey limited partnership. Effective July 1, 2002, Gargoyle International Holdings L.P. became the sole Investing Member of Gargoyle Strategic Investments L.L.C. as well as the sole investing partner of Gargoyle International L.L.P., an English limited liability company formed for the purpose of trading equity and equity index options on the Eurex, the European electronic options exchange. Gargoyle International L.L.P. closed its operations in February 2004. As part of the restructuring, Gargoyle International Holdings L.P. will not have an Incentive Allocation charged against its Capital Account. Individual investors, however, will have an incentive allocation of sixty-five percent (65%) charged against their Capital Accounts in Gargoyle International Holdings L.P. based upon the combined results of the operations of the Company and Gargoyle International L.L.P.

Note 5. SECURITY AND EXCHANGE COMMISSION REQUIRED

In reviewing the computation of Net Capital and the broker-dealer's corresponding Unaudited FOCUS Report Part IIA, no material differences existed.

In regard to the Statement of Changes in Liabilities Subordinated to General Creditors, a repayment of $3 million occurred during the year. The last time a redemption occurred was in the 2003 year when a $9 million redemption occurred.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS

Gargoyle Strategic Investments L.L.C. does not take physical possession of any securities. Securities are held at brokerage firms where the Company trades them but never takes possession. Accordingly, SEC Rule 15c3-3 Reserve and Possession and Control Requirements does not apply.

In reviewing internal controls, the Company has established controls to insure safekeeping of investors' money. All funds are transferred directly to custodians with duplicates of all investors' checks maintained.

In addition, safeguards have been put in to insure that all redemptions are authorized and reviewed by multiple parties prior to distributions taking place. The Company has procedures in place that are periodically reviewed to insure that custodial money is properly maintained and that all bills above a diminutive level are reviewed. Management actually reviews transactions to insure compliance with its plan.